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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAY 26 2017
Washington DC
408

SEC FILE NUMBER
8- 66217

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/16 (MM/DD/YY) AND ENDING 03/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **BARNETT & PARTNERS ADVISORS, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

757 Third Avenue, Suite 1703
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig E. Barnett (212) 245 6332
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greene, Arnold G., CPA
(Name – *if individual, state last, first, middle name*)

65 Kingsbury Road (Address) Garden City (City) New York (State) 11530 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AKB

OATH OR AFFIRMATION

I, CRAIG E. BARNETT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BARNETT & PARTNERS ADVISORS, LLC, as of MARCH 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

TARA A. HERNANDEZ
Notary Public State of New York
No. 01HE6242619
Qualified in Bronx County
Commission Expires June 6, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BARNETT & PARTNERS ADVISORS, LLC

CONTENTS

March 31, 2017

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT
65 KINGSBURY ROAD
GARDEN CITY, N.Y. 11530

(516) 742-2198
FAX (516) 742-5813

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of

BARNETT & PARTNERS ADVISORS, LLC

Report on the Financial Statements

I have audited the accompanying statement of Financial Condition of Barnett & Partners Advisors, LLC (the "Company") as of March 31, 2017, filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with standards of The Public Company Accounting Standards Oversignt Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosure in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropiate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropirate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Barnett & Partners Advisors, LLC as of March 31, 2017, in accordance with accounting principles generally accepted in the United States of America.

May 23, 2017

ARNOLD G. GREENE
CERTIFIED PUBLIC ACCOUNTANT

BARNETT & PARTNERS ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2017

ASSETS

Current assets:		
Cash		$8,053
Total assets		**$8,053**

LIABILITIES AND MEMBER'S CAPITAL

Current liabilities:		
Accrued expenses payable		$ 1,000
Total liabilities		**1,000**
Member's capital:		
Member's capital	$ 7,053	
Total Member's capital		**7,053**
Total liabilities and member's capital		**$ 8,053**

The accompanying notes are an integral part
of these financial statements.

BARNETT & PARTNERS ADVISORS, LLC

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2017

NOTE 1. ORGANIZATION AND DESCRIPTION OF BUSINESS:

Barnett & Partners Advisors, LLC (the "Company") was organized in 2003 in the state of New York. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company provides merger and acquisition services and private placement of securities.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES:

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income taxes: As a wholly-owned limited liability company, the Company is not subject to Federal, state or local income taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes. The Company is considered to be a disregarded entity and is thus not subject to Federal, state and local income taxes and does not file income tax returns in any jurisdiction. The Company has no unrecognized tax benefits at March 31, 2017. The parent company files its tax return on a cash basis.

Revenue recognition: Revenues are recognized when earned and arise from merger and acquisition services and private placements provided by the Company to its clients.

Concentration of risk: The Company maintains cash in bank accounts which are non-interest bearing. As of January 1,2013 interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Uncertain tax position: The Company adopted the provisions of the *Financial Accounting Standards Board's ("FASB") Accounting Standards Codification No. 740 ("ASC 740 ") Subtopic 05* "Accounting for Uncertainty in Income Taxes. As a result of the implementation, the Company was not required to recognize any amounts from uncertain tax positions. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax law, regulations and interpretations thereof as well as other factors.

NOTE 3. SUPPLEMENTAL INFORMATION: NET CAPITAL REQUIREMENTS:

As a broker-dealer and member organization of the Financial Industry Regulatory Authority Inc. (FINRA), the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires that the Company maintain minimum net capital of $5,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At March 31, 2017, the Company had net capital of $7,053 as indicated on page 8 of this audited report, which was $2,053 in excess of its required net capital of $5,000. In April 2017, the Company filed Part IIA of Form X-17a-5 (unaudited) and reported the same net capital of $7,053

NOTE 4. CONTINUING SUPPORT:

The sole member of the Parent Company has indicated his intent to continue to fund operating requirements of the Company through April 1, 2018.

NOTE 5. SUBSEQUENT EVENTS:

Management has evaluated events or transactions that may have occurred since March 31, 2017 and determined that there are no material events that would require disclosures in the Company's financial statements.